FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    November 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT INDEX

99.1	Press Release dated November 3, 2009

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

November 3, 2009

BRAZAURO COMPLETES PRIVATE PLACEMENT

FINANCING TO RAISE $4,978,804

HOUSTON, TEXAS – BRAZAURO RESOURCES CORPORATION (“Brazauro” or the “Company”) (TSXV: BZO) is pleased to announce that it has completed its recently announced private placement to raise gross proceeds of $4,978,804.35. The Company issued 7,659,699 units at price of $0.65 per unit (each a “Unit”), of which 5,939,746 Units were sold pursuant to a brokered portion of the private placement and 1,719,953 Units were sold pursuant to a non-brokered portion of the private placement. Each Unit is comprised of one common share and one-half of a common share purchase warrant and each whole warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $1.00 per share until May 3, 2011.

M Partners Inc. and Industrial Alliance Securities Inc. (the “Agents”) acted as agents for the brokered portion of the private placement and were paid a cash commission of $308,866.79, being 8% of the gross proceeds of the brokered portion of the private placement. The Company also issued to the Agents 475,180 agent’s warrants, equal to 8% of the number of Units sold under the brokered portion of the private placement. Each agent’s warrant entitles the holder to purchase one unit, having the same terms as a Unit, at $0.65 per unit until May 3, 2011.

All of the securities issued and issuable pursuant to the private placement are subject to a hold period in Canada expiring March 4, 2010.

Brazauro is pleased to advise that Eldorado Gold Corporation (“Eldorado”) acquired 1,032,000 Units under the private placement, maintaining its ownership interest in the Company.

Proceeds of the private placement will be used to fund ongoing exploration programs at Brazauro’s gold exploration properties in the Tapajos region of Brazil and for general corporate purposes.

About Brazauro Resources

Brazauro is a publicly listed company (TSXV: BZO) with gold properties in the Tapajós district of Pará State in Brazil. The Company made a major gold discovery in 2004 at its 100%-controlled Tocantinzinho property (the “TZ property”). Drilling since that time has expanded the discovery significantly. Out of 97 diamond drill holes, 85 defined gold mineralization. In March 2009 the Company released an update to the 43-101 compliant resource estimate of 16.546 million tonnes of Measured Resources at an average grade of 1.317 grams per tonne Au, 29.031 million tonnes of Indicated Resources at an average grade of 1.196 grams per tonne Au, and 9.416 million tonnes of Inferred Resources at an average grade of 1.066 grams per tonne Au.

Eldorado has the option to acquire a 60% interest in the Tocantinzinho Project for $40 million by committing to an expenditure of $9.5 million over a two-year period toward completing an NI 43-101-compliant feasibility study. Eldorado will have a second option to purchase an additional 10% of the Tocantinzinho Project for a further $30 million once a construction decision has been made following the completion of a feasibility study. Eldorado will have a third option to purchase an additional 5% of the Tocantinzinho Project for a further $20 million. If the feasibility study outlines between 2 and 2.5 million proven and probable ounces of gold, the price will be increased by $5 million and if it outlines more than 2.5 million proven and probable ounces of gold, the price will be increased by $10 million. Eldorado has advised Brazauro that it has to date expended in excess of $10.2 million on exploration thereby meeting its minimum expenditure commitment.

Brazauro continues to explore for other promising properties in the greater Tapajós Region including the 20,430 hectare Piranhas property located just 20 kilometers southwest of the TZ property. Unofficial historic production from this property has been reported as more than 800,000 ounces of gold.

Brazauro has also signed a non-binding letter of intent to acquire the Agua Branca project in the Tapajos region from Talon Metals Corporation as announced September 10, 2009

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Corporation Mark E. Jones III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

This news release does not constitute an offer to sell or solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Some statements in this news release contain forward-looking information. These statements include, but are not limited to, statements with respect to future expenditures and activities. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the ability to complete certain activities and the timing and amount of expenditures. Brazauro does not assume the obligation to update any forward-looking statement.